SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 29, 2014

PETROBRAS ARGENTINA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

PETROBRAS ARGENTINA S.A.

Third Quarter 2014 Results

Buenos Aires, October 29, 2014 – Petrobras Argentina S.A. (Buenos Aires: PESA – NYSE: PZE) announces the results for the third quarter ended September 30, 2014.

Petrobras Argentina’s net income for 2014 third quarter was a P$448 million gain. Petrobras Argentina’s gain in 2013 third quarter was P$263 million.

Higher net income of P$185 million is mainly attributable to increased operating income of P$392 million, partially offset by a higher income tax charge of P$120 million.

Petrobras Argentina’s net income for the nine-month periods ended September 30, 2014 and 2013 was P$1,500 million and P$677 million, respectively.

Income Statement

Sales

Gross Profit

Equity in Earnings of Affiliates

Operating Income

Financial Results

Balance Sheet

Cash Flow Statement

GROSS PROFIT BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

- In 2014 quarter net sales increased P$833 million to P$2,751 million.

Crude oil sales increased P$584 million to P$2,221 million in 2014 quarter, mainly due to an improvement in average sales prices and the start of production of new wells in Medanito, Jagüel de los Machos and Estancia Agua Fresca. These positive effects were partially offset by a decline in sales volumes attributable to the sale of interest in Puesto Hernandez joint venture (UTE) in January 2014 and the natural decline of mature fields. In addition, crude oil production during 2014 quarter was negatively affected by weather conditions.

Gas sales increased P$248 million to P$505 million in 2014 quarter, mainly due to an improvement in average sales prices attributable to the recognition of increased Gas Plus prices in the Neuquina basin. Sales volumes totaled 249 MMcf/d in 2014 quarter and 263 MMcf/d in 2013 quarter. It is worth a mention an increase in production from the Neuquina basin attributable to the start of production of non-conventional gas wells which allowed to offset the natural decline of mature fields. In addition, production during 2014 quarter was negatively affected by weather conditions.

- Gross profit totaled P$912 million in 2014 quarter and P$499 million in 2013 quarter. Margin on sales increased to 33.2% in 2014 quarter from 26% in 2013 quarter, as a consequence of the before mentioned improvement in average sales prices, partially offset by a rise in the lifting cost.

Refining and Distribution

- Sales increased P$909 million to P$3,058 million in 2014 quarter, mainly due to the recovery of refined product sales prices and increased crude oil sales volumes, which accounted for higher sales of P$237 million in 2014 quarter.

 It is worth a mention that in 2014 quarter, a 40-day shutdown for scheduled maintenance works occurred at Bahía Blanca Refinery. Within this context, the inventory management policy allowed to meet demand. As of September 30, 2014 production at the refinery had already been brought to normal.

Total sales volumes of refined products were 415.6 thousand cubic meters in 2014 quarter compared to 485.7 thousand cubic meters in 2013 quarter, in line with a reduced demand in 2014.

- Gross profit totaled P$302 million in 2014 quarter compared to P$221 million in 2013 quarter, with similar margins on sales of approximately 10% in both quarters. The before mentioned improvement in sales prices was offset by the increase in the costs of supplies.

Petrochemicals

- In 2014 quarter, sales rose P$399 million to P$1,139 million, as a consequence of an increase in sales of styrenics and products from the catalytic reformer unit, mainly attributable to increased prices in pesos derived from the exchange rate devaluation in 2014.

Styrenic products sales revenues rose from P$229 million to P$734 million in 2014 quarter, as a consequence of increased prices in pesos, partially offset by a slight decline in sales volumes derived from a reduction in styrenics domestic sales and rubber exports.

Sales revenues attributable to the catalytic reformer unit rose P$170 million to P$405 million in 2014 quarter, mainly due to increased prices in pesos and, to a lesser extent, the 9.4% increase in sales volumes in 2014 quarter, the optimization of processes performed at the plant and the effect of the scheduled annual shutdown at the Reformer plant in 2013 quarter.

- Gross profit totaled P$188 million in 2014 quarter and P$123 million in 2013 quarter, and gross margin on sales was similar in both quarters, nearing 17%.

Gas and Energy

Marketing and Transportation of Gas

- Sales revenues rose P$234 million to P$618 million in 2014 quarter mainly due to higher sales of natural gas. As a result of changes in the allocation of liquid fuel sales among business units, as from 2014 quarter liquid fuels are sold to third parties by the Petrochemicals and Refining and Distribution segments and in 2013 quarter accounted for sales revenues of P$58 million.

Revenues from gas sales increased P$297 million to P$617 million in 2014 quarter mainly due to an improvement in average sales prices, partially offset by a 6% slight decline in sales volumes which totaled 250 MMcf/d in 2014 quarter. The improvement in average sales prices is basically attributable to improved gas plus sales volumes and increased prices in the residential segment in 2014 quarter.

- Gross profit reflected gains of P$84 million and P$32 million in 2014 and 2013 quarters, respectively, and gross margin on sales totaled 13.6% in 2014 quarter and 8.3% in 2013 quarter, as a consequence of improved average sales prices.

Electricity

- In 2014, net sales for electricity generation increased P$142 million to P$392 million, mainly as a consequence of improved average sales prices, partially offset by reduced sales volumes during 2014 quarter. Along these lines, volumes sold by Genelba, Pichi Picún Leufú, Genelba Plus and Ecoenergía power plants totaled 1,859 Gwh in 2014 quarter and 2,080 Gwh in 2013 quarter.

- Gross profit totaled P$144 million in 2014 quarter and P$111 million in 2013 quarter, and gross margin on sales totaled 36.7% in 2014 quarter and 44.4% in 2013 quarter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: 10/29/2014

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney